CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

06015006

14 June 2006

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Result of AGM	07/06/2006
REG-Catlin Group Limited AGM Statement	07/06/2006
REG-Catlin Group Limited Holding(s) in Company	05/06/2006

Yours faithfully,

Robina Malik
Corporate Counsel

SEC MAIL RECEIVED PROCESSING

dw 7/11

Investor Relations

REG-Catlin Group Limited Result of AGM
Released: 07/06/2006

RNS Number:1650E
Catlin Group Limited
07 June 2006

RESULTS OF CATLIN GROUP LIMITED AGM VOTING

HAMILTON, Bermuda - All of the resolutions proposed at Catlin Group Lin Annual General Meeting, held on Tuesday 6 June 2006 in Bermuda, were du by shareholders. Proxies were received in respect of 106,686,979 commor representing 65% of the shares in issue.

The results of the proxy voting on each resolution were as follows:

	Resolution	Votes For	Proxy Holder's Discretion	Votes Against	W
1.	To receive the Annual Report and Accounts	101,973,029	2,750	345,013	4,
2.	To approve the Directors' Remuneration Report	101,641,743	2,750	3,978,020	1,
3.	To re-appoint Pricewaterhouse Coopers LLP as Auditors	106,611,337	2,750	66,892	
4.	To authorise the Board to establish auditors' remuneration	106,611,337	2,750	66,892	
5.	To declare a final dividend	105,241,078	2,750	121,997	1,
6.	To elect Mr Michael Harper	105,856,563	2,750	821,666	
7.	To elect Jean Claude Damerval	105,856,563	2,750	821,666	
8.	To re-elect Sir Graham Hearne	104,033,390	2,750	1,556,971	1,
9.	To re-elect Mr Michael Crall	103,534,268	2,750	2,644,838	
10.	To re-elect Mr Richard Haverland	103,534,268	2,750	2,644,838	

11.	To re-elect Mr Michael Hepher	103,743,268	2,750	2,435,838
12.	To authorise the Board to allot shares	102,192,713	2,750	4,485,516
13.	To disapply pre-emption rights in limited circumstances	106,662,488	18,419	0
14.	To authorise market purchases of shares in limited circumstances	106,620,897	28,940	0

Resolutions 1-12 were ordinary resolutions and Resolutions 13 and 14 we special resolutions. A copy of the resolutions have been submitted to t Listing Authority and will shortly be available for inspection at the U Authority's Document Viewing Facility at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications   Tel: +44 (0)20 7458 571C
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlir

Investor Relations:
William Spurgin, Head of Investor Relations   Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@cat

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more thar classes of business worldwide. Catlin wrote gross premiums of $1.4 b 2005.Catlin shares are traded on the London Stock Exchange (ticker s CGL).

2. Catlin operates four underwriting platforms:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which of the largest syndicates at Lloyd's based on 2006 premium capacit million. It is a recognised leader of numerous classes of specialt insurance and reinsurance.

   - Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and c insurance.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises underwriting commercial non-life insurance for UK clients. It alsc other classes of business written by the Catlin Syndicate.

   - Catlin US (American Indemnity Company, to be renamed Catlin Insura Company Inc.), which specialises in underwriting commercial proper casualty insurance for US clients.

   The Catlin Syndicate, Catlin Bermuda and Catlin UK have financial st ratings of 'A' (Excellent) from A.M. Best Company. Catlin Bermuda ar

CATLIN UK have insurance financial strength ratings of 'A-' (Strong) from S
Poor's, whilst the Catlin Syndicate has a Lloyd's Syndicate Assessme
'4-' (Low Dependency) from Standard & Poor's.

3. Catlin also operates offices worldwide which allow Catlin underwrite
work closely with local policyholders and brokers. The offices are l
the United States (Atlanta, Houston, New Orleans and San Francisco),
(Toronto), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), G
(Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional of
Glasgow, Leeds, Derby, Birmingham and Watford.

4. More information about Catlin can be found on the Group's website:
www.catlin.com.

END
RAGSSEFWMSMSEIM

Investor Relations

REG-Catlin Group Limited AGM Statement
Released: 07/06/2006

RNS Number:1648E
Catlin Group Limited
07 June 2006

CATLIN GROUP LIMITED TRADING STATEMENT

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited ('CG London Stock Exchange) released the following statement at the conclusi Group's Annual General Meeting, held 6 June 2006 in Bermuda.

Current Trading

We are pleased to report solid performance by the Catlin Group during t ended 30 April 2006. Gross premiums written during the period rose 10 p compared with the corresponding period of 2005.

Weighted average premium rates for hurricane impacted classes of busine increased by 28 per cent for business written during the period ended 3 2006. Weighted average premium rates for non-hurricane impacted busines decreased by 1 per cent during the period. Weighted average premiums ra all classes of business written by the Group increased by 9 per cent. R continue to increase significantly in catastrophe exposed classes of pr reinsurance where cedants seek significant levels of capacity.

Loss experience during 2006 has been in line with expectations across t Group's overall portfolio.

Other Developments

- On 25 May 2006, the Group completed the previously announced acquis of American Indemnity Company, a shell property/casualty insurance admitted in 27 US states, after having received all necessary regul approvals. The company, which will be renamed Catlin Insurance Comp is commencing to underwrite commercial US property and casualty ris Catlin Group's fourth underwriting platform.

- The Group has opened an office in Atlanta, Georgia, which will serv the headquarters for the Group's growing US operations.

- Standard & Poor's Ratings Services on 23 May 2006 assigned long-ter counterparty credit and insurer financial strength ratings of 'A-' to Catlin Bermuda and Catlin UK. In addition, Standard & Poor's ass interactive Lloyd's Syndicate Assessment of '4-' (Low Dependency) t Catlin Syndicate. These ratings complement the existing financial s ratings of 'A' (Excellent) that A.M. Best has assigned to the Catli Syndicate, Catlin Bermuda and Catlin UK.

- The Group will announce its financial results for the six months en 30 June 2006 on Friday 8 September 2006.

Stephen Catlin, Chief Executive of Catlin Group, commented:

"We have made a good start to the year. Looking ahead to the second hal have reduced our exposure to hurricane-related events, while taking adv

CATLIN

the favourable rating environment in catastrophe classes of business. A
same time we are making strong progress with our multi-platform strateg
driving growth in the longer term based on uncorrelated risk. I look fo
with confidence".

- ends -

For more information contact:

Media Relations:

James Burcke, Head of Communications	Tel:	+44 (0)20 7458 5710
	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin
Liz Morley, The Maitland Consultancy	Tel:	+44 (0)20 7379 5151
	E-mail:	emorley@maitland.co

Investor Relations:

William Spurgin, Head of Investor Relations	Tel:	+44 (0)20 7458 5726
	Mobile:	+44 (0)7710 314 365
	E-mail:	william.spurgin@cat

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than classes of business worldwide. Catlin wrote gross premiums of $1.4 b 2005.Catlin shares are traded on the London Stock Exchange (ticker s CGL).

2. Catlin operates four underwriting platforms:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which i of the largest syndicates at Lloyd's based on 2006 premium capacity million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

   - Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and ca insurance.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises i underwriting commercial non-life insurance for UK clients. It also other classes of business written by the Catlin Syndicate.

   - Catlin US (American Indemnity Company, to be renamed Catlin Insuran Company Inc.), which specialises in underwriting commercial propert casualty insurance for US clients.

   The Catlin Syndicate, Catlin Bermuda and Catlin UK have financial st ratings of 'A' (Excellent) from A.M. Best Company. Catlin Bermuda an UK have insurance financial strength ratings of 'A-' (Strong) from S Poor's, whilst the Catlin Syndicate has a Lloyd's Syndicate Assessme '4-' (Low Dependency) from Standard & Poor's.

3. Catlin also operates offices worldwide which allow Catlin underwrite work closely with local policyholders and brokers. The offices are l the United States (Atlanta, Houston, New Orleans and San Francisco), (Toronto), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), G (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional of Glasgow, Leeds, Derby, Birmingham and Watford.

4. More information about Catlin can be found on the Group's website: www.catlin.com.

END
AGMSSSFWMSMSEIM

Investor Relations

REG-Catlin Group Limited Holding(s) in Company
Released: 05/06/2006

RNS Number:0803E
Catlin Group Limited
05 June 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of
of the shareholder named in 2 above or in respect of a non-beneficia
interest or in the case of an individual holder if it is a holding c
person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity Interna
Limited and its direct and indirect subsidiaries both being non-benefic
holders

4. Name of the registered holder(s) and, if more than one holder, the r
shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
2,310, 083	FPM	STATE STR BANK AND TR CO LNDON (S)
1,833,692	FPM	NORTHERN TRUST LONDON
1,476,741	FPM	JP MORGAN, BOURNEMOUTH
406,612	FPM	HSBC BANK PLC
75,200	FPM	MELLON BANK
44,500	FPM	BANK OF NEW YORK BRUSSELS
486,300	FMRCO	JP MORGAN CHASE BANK
155,100	FMRCO	BROWN BROTHERS HARRIMAN AND CO
23,946	FMRCO	STATE STREET BANK AND TR CO
6,389,682	FISL	JP MORGAN, BOURNEMOUTH
781,000	FIL	JP MORGAN, BOURNEMOUTH
363,222	FIL	BROWN BROS HARRIMAN LTD LUX
50,700	FIL	BNP PARIBAS, PARIS (C)
32,000	FIL	NORTHERN TRUST LONDON
11,600	FIL	BNP PARIBAS, PARIS
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
276,200	FII	JP MORGAN, BOURNEMOUTH
32,300	FIGEST	BNP PARIBAS, PARIS
14,764,378		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FII" Fidelity Investments International

"FIJ" Fidelity Investments Japan
"FIL" Fidelity International Limited
"FISL" Fidelity Investment Services Limited
"FMRCO" Fidelity Management and Research Company
"FPM" Fidelity Pension Management

5. Number of shares / amount of stock acquired:

   79,222

6. Percentage of issued class:

   0.001%

7. Number of shares / amount of stock disposed:

   N/A

8. Percentage of issued class:

   N/A

9. Class of security:

   Common shares

10. Date of transaction:

    Holdings are as at 1 June 2006. "Shares acquired" is increase since disclosure

11. Date company informed:

    5 June 2006

12. Total holding following this notification:

    14,764,378

13. Total percentage holding of issued class following this notificatic

    9.02%

14. Any additional information:

15. Name of contact and telephone number for queries:

    William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for m this notification:

    William Spurgin, Head of Investor Relations

    Date of notification: 5 June 2006

END